Exhibit 99.3

Deutsche Bank

Deutsche Bank: Winning in a changed environment

Jürgen Fitschen and Anshu Jain, Co-Chairmen of the Management Board and the Group Executive Committee

Investor Day, Frankfurt, 11 September 2012

Agenda

1 Operating environment

2 Vision

3 Strategy 2015+: Recalibrating the Bank

4 Capital and operational excellence

5 Cultural change

6 Summary

Deutsche Bank Jürgen Fitschen, Anshu Jain financial transparency. 1

Investor Relations Investor Day, Frankfurt, 11 September 2012

We face a challenging medium-term environment

Macroeconomic challenges

Megatrends drive significant opportunities

Unprecedented pressure on banks

Low growth; further potential for shocks Continued dependence on policy stimulus Significant, prolonged deleveraging ahead

Changing global demographics

Urbanization and financial deepening in emerging markets

Technological advancements

Fractured relationship with society Restrictive regulatory landscape Transformation of competitive landscape

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 2

Near-term challenges, longer-term opportunities

Macro-economic challenges: Examples Longer-term mega trends: Examples

Lower global growth

GDP growth, in %

Ø 2004-11 7.0 56.

Ø 2012-15e

1.4 1.1 1.2 0.5 1.5 2.6

EM

Unprecedented policy stimulus

Central bank assets, normalized to 100, June 2007

450

BoE

350

250

Fed

150

ECB

50

2007

2008 2009 2010 2011 2012

Need for delever-aging

Domestic debt outstanding, % of GDP

600 UK

500 Europe

400 US

300 Germany

2000 2004 2008 2012

Aging population

Retired workforce (aged >60), in %

47 31

32 16

2011 2050 2011 2050

Developed Emerging

countries Markets

Urbanization

% of population in urban centers

100 1990 2010 2050

50

0

US Europe Asia Africa

Impact of technology

Cost of storage FX daily electronic trading

per gigabyte, in USD volumes, in USD tn

100,000 2.0

0.1 0.5

30yrs ago Now 10yrs ago Now

Source: GDP growth: IMF World Economic Outlook (2004-2011), DB Research (2012-2015), Haver Analytics, DB Research, Bloomberg, United Nations Statistics, BIS

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 3

Reputational and regulatory challenges

Lack of trust in the banking sector

Percentage of survey respondents who place trust in given industry, 2012[1]


79
66
64
62
56
53
51
47
Tech
Auto
Food
Tele-com
Phar-ma
Ener-gy
Media
Banks

Further restrictive regulatory changes

Basel 3
Capital, leverage and funding

Restrictions on business activities
Volcker, ICB, compensation

Additional taxes
Bank levies, transaction taxes

Consumer protection
Disclosures, distribution

- **Compressed profitability:** Reduced margins and increased fixed costs
- **Changes to fundamental structures** and business models
- **Changes to compensation levels**

(1) Participants assessed trust of every industry on a 9-point scale from "trust them a great deal" to "don't trust them at all"
Source: Edelman trustbarometer

Deutsche Bank
Investor Relations
Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012
financial transparency.
4

In this environment, the banking industry shrinks …

Has shrunk in previous crises …

Number of commercial Share of total assets

banks in the US held by second tier

banks in Japan(1)

60%

~ 20,000

~(20)ppt

~(50)%

40%

~ 10,000

1929 1933 1990s 2011

… and is shrinking now

Number of banks by geography

EU 15

(33)%(34)%

10,924

10,043

8,680

7,358 7,345

6,678

(45)%

3,420

2,050 1,898

1997 2006 2011 1997 2006 2011 1997 2006 2011

(1) Denotes banks outside of the top 5

Source: Japanese Bankers Association, FDIC, ECB, DB Research

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 5

… and winners emerge

Global integrated firms survive …

March 2008 Today

(1)

… and capture increased share of business

% of business accruing to the top 5 firms

Pre-financial crisis

51 Post-financial crisis

44

40

36

12 13

Investment Asset & Wealth Transaction

banking(2) Management(3) banking(4)

(1) Subject to conclusion onclusion of domination agreement (2) Top 5 in FICC CC, equities, advisory; based on revenues; 2007 vs. 2011

(3) Top 5 within top-20 global asset managers; based on AuM; 2007 vs. 2011

(4) Top 5 in transaction banking (incl. security services); based on revenues; 2008 vs. average 2010/2011 Source: Bloomberg, annual reports, IR websites, DB Reseach

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 6

Clients will define future winners

Increasingly complex client needs …	… define attributes of future winners
24/7 access to liquidity globally Access to worldwide markets	**World-class financial strength** Prudent risk management Sustainable funding Asset gathering capability
Payments / flow of funds Risk solutions Trade facilitation	**Superior client solutions** Diversified solutions provider Ability to deliver around the world Flexible resource allocation
Trusted advice Wealth preservation and growth	**Culture of responsibility and excellence** Responsible product innovation New balance of risk/reward Operational excellence

Deutsche Bank
Investor Relations

Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012

financial transparency.

7

Agenda

1 Operating environment

2 Vision

3 Strategy 2015+: Recalibrating the Bank

4 Capital and operational excellence

5 Cultural change

6 Summary

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 8

What is Deutsche Bank’s starting point?

Unique strengths …

Deep roots in Europe’s strongest economy and long presence in EM

Unique brand, IB franchise and undisputed home market leader

Strong funding position

Strongly entrepreneurial, internationally diverse culture

Prudent risk management

… and identified weaknesses

Long-term underperformance of some businesses

Historical lack of earnings balance

Core Tier 1 ratio weaker than peer average

Significant potential for better cost efficiency

Industry’s challenges with society

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 9

Our vision

We aspire to be the leading client-centric global universal bank

We serve shareholders best by putting our clients first and by building a global network of balanced businesses underpinned by strong capital and liquidity

We value our German roots and remain dedicated to our global presence

We commit to a culture that aligns risks and rewards; attracts and develops talented individuals; fosters teamwork and partnership; and is sensitive to the society in which we operate

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 10

To deliver our vision, we will utilize five key levers

Focused portfolio of clients and regions

1 Clients based on our ability to generate value

Businesses built on the best people, best

2 Competencies processes and world-class products

Strong capital base and rigorous risk-

3 Capital adjusted capital allocation

Disciplined cost management and

4 Costs consistent productivity gains

Culture that sustainably rewards

5 Culture performance in line with societal values

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 11

Agenda

1 Operating environment

2 Vision

3 Strategy 2015+: Recalibrating the Bank

4 Capital and operational excellence

5 Cultural change

6 Summary

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 12

Of the many priorities, three are key

	FY2011	Aspiration 2015
Fully loaded B3 Core Tier 1 ratio	<6%(1)	>10%
Cost Income Ratio	78%	<65%
Post-tax RoE	8%	>12%(2)

Key assumptions

- Normalization/stabilization of asset valuations
- Revenue growth in line with market
- No major changes to current regulatory frameworks on capital or separation
- Global GDP growth 2-4% p.a. over the period
- Normalization of EUR/USD exchange rate (~1.30)
- Selective consolidation driven market share gains

(1) Pro-forma (2) Based on corporate tax rate guidance of 30-35%, Basel 3 (fully loaded) and average active equity

Deutsche Bank
Investor Relations
Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012
financial transparency.
13

We will deliver our strategy through a clearly defined business model

Deutsche Bank

Regional Management

Private & Corporate Asset & Global

Business Banking & Wealth Transaction Non-Core

Clients Securities Management Banking Operations

Infrastructure

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 14

We plan to grow our geographic footprint in Germany, the Americas and Asia Pacific

Indicative IBIT CAGR[1] aspiration 2011-2015

>20% | 10-20% | ≤0%

Germany		— Build on existing strong platform as bank of choice — Increase loan volume by at least EUR 10 bn by 2015
EMEA ex Germany		— Streamline resource consumption in line with growth prospects — Commit to the leading corporates and institutions
Americas		— Position franchise to benefit from pro-cyclical recovery — Capture market share, especially in Equities, Corporate Finance, core Latin America markets
Asia Pacific		— Investment in CB&S flow franchise, GTB local large cap clients and PWM in core markets — Deepen focus on India, China, Korea and ASEAN

Note: Excluding Corporate Investments and Consolidation & Adjustments (C&A)
(1) Compound annual growth rate

Deutsche Bank
Investor Relations
Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012
financial transparency.
15

We will optimize delivery to clients

Our clients today

Indicative split of 2011 client revenues

100%

Retail clients

Wealthy individuals

SMEs

Corporates

Institutions

Governments

How we will enhance delivery going forward

Examples

German Mid-Caps:

Renewed approach to combine world-class products with enhanced local coverage

UHNWI coverage:

New, streamlined UHNWI solutions platform and servicing teams

Emerging markets corporates:

New investment in trade finance and cash management solutions to support global client business

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 16

We will allocate assets dynamically across our portfolio

Key principles

— DB will emphasize and invest in businesses which

— Are directly linked to the needs of our clients

— Meet our performance criteria

— Are well-aligned to environmental outlook

— Ensure a balanced and stable portfolio over-the-cycle

— DB will be disciplined in exiting businesses which no longer meet these criteria

Operating portfolio implications: Does the business

meet align well ILLUSTRATIVE

add value contribute

performance to trends/

for clients? to balance?

criteria? outlook?

Invest

Maintain/

re-tool

Turnaround

Exit

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 17

Dynamic asset allocation at work – selected examples

	PBC	CB&S	AWM	GTB
Invest	— Postbank customer bank — Advisory banking Germany	— FX — Emerging markets — Platforms	— AM European retail — Passive, Alternatives — UHNWI — Emerging Markets	— Trade Finance — CMC/CMFI — TSS — Asia
Maintain/ re-tool	— PBC Europe	— Flow Rates/Credit — Client Financing — NA Equities — Origination/Advisory — Commodities	— PWM Germany — PWM EMEA ex. Germany	— Selected European locations
Turnaround	— PBC India	— European equities — APAC equities — Rationalize corp. and institutional coverage footprint	— RREEF — AM Insurance/ Institutional — AM US/Asian retail	— Mid-cap/SME business in the Netherlands
Exit	— Postbank non-customer bank — Organic branches in China	— Capital intensive "legacy" assets — Consistently unprofitable clients	— PWM: Review client relationships with low investable assets outside of PBC countries	

Deutsche Bank
Investor Relations

Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012

financial transparency.

18

Private & Business Clients

Building a powerhouse while improving efficiency

Where we are today

Challenging environment (low interest rates, low client investment activity)

Undisputed leadership in German retail banking

Profitable and resilient international franchise despite crisis

Smooth execution of integration without impacting ongoing business

Where we aspire to be in 2015

PBC operating business[1]

IBIT (EUR bn)


2.0
~3.0
2011
2015

CIR


68%
~60%
2011
2015

How we will get there: The journey

Focus on delivering Postbank

- Product standardization
- Straight through processing
- Front-end platform integration

Increased efficiency in advisory banking

- Improve cost efficiency in domestic banking
- Implement target operating model in international banking

De-risk / enhance efficiency

- Continued disposal of Postbank non customer businesses
- Alignment of resources to operating businesses

(1) All numbers exclude Non-Core Operations, 2011 numbers will therefore not reconcile to reported numbers

Deutsche Bank
Investor Relations

Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012

financial transparency.

19

Corporate Banking & Securities

Retaining our leading position while recalibrating

Where we are today

- More top-3 positions than any other IB[(1)]
- A truly global franchise

Driver	Trend
Low revenue growth	→
Competitive environment	↑
Regulatory environment	↓
Societal pressure	↓

Where we aspire to be in 2015

CB&S operating business[(2)]

	2011 Pro-forma	2015
Cost income ratio	71%	<65%
RWA equivalent[(3)] (in EUR bn)	244[(4)] / 184[(5)]	<200[(4)]
Post-tax RoE	16%[(6)] / 11%[(7)]	~15%[(8)]

How we will get there: The journey

Focus

- Re-evaluate CB&S portfolio to identify strategic priorities
- Transfer of non-core assets
- Align client profitability and B/S deployment better

Scale

- Leverage strong FICC platform
- Industrialize processes
- Redesign trading architecture

Efficiency

- Reduce capital consumption across the business
- Align coverage to market opportunities

Cultural change

- “Red flags” for behavior
- Realigned compensation practices

(1) Top 3 rankings counted for each product and major region (Americas, Europe, Asia ex Japan, Japan). Products include a wide range of fixed income, equities and corporate finance products. Rankings generally on the basis of client market share, penetration or fees. Total of 77 markets analyzed (2) All numbers exclude Non-Core Operations and financial impact of passive asset management transferred to AWM, 2011 numbers will therefore not reconcile to reported numbers (3) RWAs including equivalent capital formation items (fully loaded) (4) Based on pro-forma Basel 3 (5) Based on Basel 2.5 (6) Based on Basel 2 and domestic statutory tax rate of 30.8% in 2011 (7) Assumes overall bank capitalization consistent with an 8% CET1 ratio under Basel 3 fully loaded and Basel 3 RWA impact commensurate with yearend 2012 targets. Based on 2011 domestic statutory tax rate of 30.8% (8) Based on corporate tax rate guidance of 30-35%

Deutsche Bank
Investor Relations
Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012
financial transparency.
20

Corporate Banking & Securities

Increasing efficiency

Priorities

Achieve leading position in cultural change

EUR 1.9 bn cost savings aspiration by 2015

Focus, scale and efficiency driving sustainable returns

Major cost measures

Cost impact aspiration, in EUR bn


0.4
0.2
0.5
0.8
Total
1.9

2012 savings (implemented)
- Announced 900 front office headcount reduction; focus on Equities/Corporate Finance in EU/APAC
- Improved cost management

2013 / 14: Cost initiatives
- Reduction of non-compensation costs
- Platform realignment to emerging regulatory changes and business performance

2014 / 15: Long term platform optimization
- Lower compensation costs
- Dynamic management of business portfolio

Infrastructure savings
- Announced 600 infrastructure headcount reduction
- Front-to-back process optimization
- Optimization of location footprint

Cumulative impact
- CIR: <65%
- Build upon top-3 positions[1]

(1) Top 3 rankings counted for each product and major region (Americas, Europe, Asia ex Japan, Japan). Products include a wide range of fixed income, equities and corporate finance products. Rankings generally on the basis of client market share, penetration or fees. Total of 77 markets

Deutsche Bank
Investor Relations

Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012

financial transparency.

21

Asset & Wealth Management

We aspire to double profitability through integration and efficiency

Where we are today

Realize potential of underperforming businesses

Drive efficiency gains from untapped synergies between AWM and passive businesses transferred from CB&S, e.g., consolidate manufacturing centers by ~50%; reduce IT & Ops costs by 18%

Unlock revenue synergies by closer alignment to other DB businesses e.g., access unique investment opportunities in beta products and capital markets

Exploit megatrends: Clear investments in key customer segments, geographies and asset classes

Where we aspire

to be in 2015

AWM operating

business(1)

IBIT, in EUR bn

2011 0.8

~(0.1)

~0.3

~0.7

2015 ~1.7

How we will get there: The journey

Three solid pillars

Private Wealth Management

— Retail & institutional Asset Management

— Passive/3rd party Alternatives transferred from CB&S

2012 cost base headwinds

— Increase in cost base vs. 2011 primarily driven by one-offs and FX effects

Key revenue levers

— Focus on growth in UHNWI and EM clients

— Passive/alternative segments in focus

— Leverage scale in active asset management

Key cost levers

— Eliminate duplication by integrating three previously separate businesses

— Reorganize products and services around distribution channels

Cumulative impact

— ~EUR 1.0 trillion AuM/IA aspiration

— Increase gross revenue margin by ~5%

Aspiration to double IBIT to EUR ~1.7 bn by 2015

(1) All numbers exclude Non-Core Operations and include financial impact of passive asset management business transferred from CB&S, 2011 numbers will therefore not reconcile to reported numbers

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 22

Global Transaction Banking

We aspire to double profitability by investing in growth

Where we are today

Growth business across the cycle, resilient to external shocks

Robust business model, well adapted to low-interest rate environment

Strong geographical footprint with exposure to attractive growth regions

Leading market positions in chosen businesses, on the back of best-in-class technology Proven execution track record with consistently attractive returns and low capital intensity

Strong new leadership team and closer integration to rest of DB

Where we aspire

to be in 2015

GTB operating

business(1)

IBIT, in EUR bn

2006 0.5(2)

2009 0.8(2)

2011 1.0(2)

0.6

0.5

0.1

0.2

2015 ~2.4

How we will get there: The journey

Grow Trade Finance & Cash Management Corporates

— Targeted focus on multi-national companies

— Global subsidiary business

— Roll-out of financial supply chain products

— Pre-export finance and export agency lending

Grow Trust & Security Services / Cash Management Financial Institutions

— Strengthen EUR and USD clearing positions

— Expand corp. trust and sec. services offerings

— Expand into under-penetrated client segments

— Selective growth in Asia and Latin America

Commercial banking Netherlands turnaround

— Increase cost and RWA efficiency

— Optimize pricing levels and product offering

Benefit from overall group efficiency measures

Aspiration to double IBIT to EUR ~2.4bn by 2015

(1) GTB operating business is equal to reported segment as no planned transfer of assets from GTB to the Non-Core Operations unit

(2) Reported numbers adjusted for deduction of estimated EUR 0.2 bn coverage cost allocation in 2006, 2009, 2011 to be reflected in new business reporting structure

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 23

We will rebalance our business portfolio

Key levers to 2015

Revenue B3 RWA Post-tax RoE

Costs CIR

2015 aspirations growth equivalent(1) in 2015

PBC ~ (4)

CB&S ~ (4)

AWM ~

GTB ~

Operating

businesses(2) >15%(3)

In line with EUR 4.5 bn CT1 ratio Post-tax RoE

Group <65%

market savings >10% >12%(3)

(1) RWAs including equivalent capital deduction items (fully loaded) (2) Includes Consolidation & Adjustment (C&A)

(3) Based on corporate tax rate guidance of 30-35%, Basel 3 (fully loaded) and average active equity (4) Revenue growth in line with market

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 24

While recalibrating, we still see significant areas of growth and will invest in them

Complex client needs How we are helping our clients and driving growth

— Trade facilitation Transaction — Helping multi-national clients with supply

— Access to worldwide banking in chain and trade finance products in India,

markets Asia driving a >40% yoy revenue increase

— Helping BMW manage their GBP 3 bn UK

Financial

— Risk solutions pension scheme for 60,000 pensioners

innovation in

— Trusted advice — Strong pipeline of future demand, DB seen as

Europe

a market leader

Retail — Better products resulting in >100% increase in

— Wealth preservation banking in retail deposits since 2006

and growth Germany — Over 640,000 new mortgages since 2006

— Access to liquidity Corporate — Helping financial institutions access and worldwide finance in the international equity markets e.g., capital markets US raising for AIG, Fifth Third to replace

government funding

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 25

Agenda

1	Operating environment
2	Vision
3	Strategy 2015+: Recalibrating the Bank
4	Capital and operational excellence
5	Cultural change
6	Summary

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 26

We will realize our capital goals organically

Core Tier 1 goals

Basel 3 Core Tier 1 ratio, fully loaded



10.2%(1)
7.2%
≥8%
>10%
June 2012
1 Jan 2013
31 Mar 2013
31 Mar 2015

Capital tool box

Included in capital plan		B3 RWA equivalent[2] relief, in EUR bn: June 2012	B3 RWA equivalent[2] relief, in EUR bn: Reduction 2Q 12 –1Q 13
Available capital demand reduction measures	Non-Core Operations	~135	~45
	Portfolio optimization	~17	~45
	Roll out of advanced models	~31	
	Improvement of operating model	~15	

Identified potential capital build (not in capital plan)		CT1 capital formation, in EUR bn
Available capital supply measures	Bonus reduction	Up to 1.2[4]
	Equity comp / deferrals[3]	
	DTA reduction	
Further capital supply measures	Dividend reduction	
	Authorized capital	

(1) Based on Basel 2.5 (2) RWAs including equivalent capital deduction items (fully loaded)
(3) Not yet including shares without pre-emptive rights which could be issued to further develop equity compensation programs (4) Executable by March 2013

Deutsche Bank
Investor Relations
Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012
financial transparency.
27

We will establish a Non-Core Operations unit ...

Rationale	Scope		Pro-forma B3 RWA equivalent[(1)], 30 Jun 2012, in EUR bn
	Clear criteria used for identifying assets / liabilities in scope		
Accelerate de-risking	CB&S	— Trading: securitization portfolio — Assets in run-off: CB&S monoline, legally and regulatory challenged investments — IAS 39 reclassified assets	~100
Increase management focus on underlying operating businesses	PBC	— Trading: Postbank structured credit portfolio — Assets and liabilities in run-off: non-core portfolios	~20
	CI	— Trading: BHF bond portfolio — Operating assets: Actavis, Cosmopolitan, Maher, BHF, real estate assets, industrial holdings	~13
Improve external transparency on non-core positions	AWM	— Assets in run-off: Sal. Oppenheim workout credit portfolio	~3
	Total		~135

Note: Split operating vs. Non-Core remains indicative

(1) RWAs including equivalent capital deduction items (fully loaded)

Deutsche Bank
Investor Relations

Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012

financial transparency.

28

. with dedicated governance

Governance model

— De-risking and capital formation interests aligned between operating and Non-Core businesses

— Centralized coordination of Non-Core Operations with Management Board-level accountability

— Separate reporting of Operating

Businesses and Non-Core Operations from 4Q2012

— Dedicated risk management across non-core portfolio

Non-Core Operations de-risking aspiration

RWA equivalent(1),in EUR bn

~(45)

~135

105 110

~90

<80

31	Dec 30 Jun 30 Jun 31 Mar 31 Dec 31 Dec 31 Dec

2011 2012 2012 2013 2013 2014 2015

Basel 2.5 Basel 3

(1)	RWAs including equivalent capital deduction items (fully loaded)

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 29

We will further strengthen our risk discipline

Strong risk discipline throughout volatile crisis period

P&L vs. market volatility



In EUR m
Sales & Trading P&L 3 mnth volatility (lhs)
eStoxx 3M realised volatility (rhs)
In %
140
70
-
80
40
0
Risk reduction effect
2008
2009
2010
2011
2012

VaR efficiency[1], multiple



DB
Peer average
Peer best in class [2]
1.2
1.0
0.8
0.6
0.4
0.2
0.0
(0.2)
2008
2009
2010
2011
2012

Commitment to continued investment in risk management

Risk culture	— Clear expectations of staff and managers — Objective measurement and monitoring of behavior — Strong deterrents
Risk principles / process	— Continued investment in risk control, transparency and early warning systems — Maintain proven underwriting standards and independence of DB Risk function
Risk / reward	— Risk / reward balance embedded into decision making at all levels

(1) Average daily Sales & Trading P&L divided by VaR. All VaR converted to EUR, 1 day, 99% confidence interval

(2) Peer group includes: Barclays, Bank of America, Citigroup, Credit Suisse, Goldman Sachs, JPMorgan, Morgan Stanley, UBS

Source: ederivatives, company data and analysis

Deutsche Bank
Investor Relations

Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012

financial transparency.

30

Operational excellence – we aim to save EUR 4.5 bn annually …

Business savings aspiration

2015 yearly run-rate savings[1], in EUR bn


CB&S
1.1
GTB
0.2
AWM
0.4
PBC
1.1(2)
Total Business
2.8

EUR 2.8 bn
16% of businesses baseline cost base

Infrastructure savings aspiration

2015 yearly run-rate savings[1], in EUR bn


Global Technology
0.7
Global Business Services
0.4
Other COO(3) & Corporate Centre(4)
0.6
Total Infrastructure
0.8
0.2
0.3
0.4
1.7
CB&S
GTB
AWM
PBC

EUR 1.7 bn
23% of Infrastructure baseline cost base

Total EUR 4.5 bn[5]

Note: Numbers may not add up due to rounding
(1) Cost savings based on 1H2012 annualized cost base; cost savings targeted without including cost changes that relate to litigation, investments (CtA), severance unrelated to new cost program; regulatory spend assumed constant
(2) Thereof running Powerhouse (Postbank integration) initiatives: run rate 2015 savings of ~EUR 0.5 bn
(3) Other COO includes Logistics, Corporate Security, and central coordination functions
(4) Corporate Center includes Risk, Finance, Legal & Compliance (L/C), HR, Co-Chairmen, Regional Management
(5) Thereof Corporate Investments, Other: run rate 2015 savings of ~EUR 0.1bn

Deutsche Bank
Investor Relations
Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012
financial transparency.
31

… through a one-off investment of EUR ~4 bn

Our aspiration 2015

In EUR bn



Postbank CtA already announced
4.5
~4.0
Infra-structure
1.7
0.8
Front office
2.8
3.2
Yearly run-rate savings(1)
Incr. one-off investment (CTA)(2)

Structural levers / Examples

Structural lever		Savings[3]	Examples
IT platform renewal	— Invest in world class technology platform	0.8	— Magellan platform — Golden source for data reference
Organizational streamlining	— More effective management in flatter organization	1.9	— Reduce from 10 to 8 layers — Increase average span of control from 1:5.5 to 1:8
Sourcing excellence	— Invest into single sourcing infrastructure	0.6	— Reduce vendor base by 25% — 80%+ of spend with 500 vendors
Front-to-back productivity	— Invest in process simplification and automation	0.9	— Increase level of automation to reduce cost per trade by ~20%
Footprint rationalization	— Optimize location strategy	0.3	— 40 targeted sites for disposal — Max 40% share of infra staff in higher cost locations
		4.5	

DB aspires to reduce its cost income ratio to <65% by 2015

(1) Thereof: Corporate Investments, Other: run rate 2015 savings of ~EUR 0.1bn; outstanding Powerhouse (Postbank integration) savings of ~EUR 0.5bn mainly in IT
(2) Thereof running Powerhouse initiatives: investments (CtA) of ~EUR 0.8bn (3) Aspiration. Cost savings based on 1H2012 annualized cost base; cost savings targeted without including cost changes that relate to litigation, investments (CtA), severance unrelated to new cost program; regulatory spend assumed constant

Deutsche Bank
Investor Relations
Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012
financial transparency.
32

In summary: Quantifying our aspiration

Deutsche Bank aspiration Divisional aspiration 2015(5)

Cost savings of EUR 4.5 bn

— IBIT: ~EUR 3.0 bn

PBC

Accelerated de-risking of Non-Core Operations — CIR: ~60%

Aspiration

FY 2011 2015 — CIR: <65%

Fully loaded CB&S — RWA equivalent(6):

B3 Core Tier 1 <6%(1) >10% EUR <200 bn

ratio — Post-tax RoE: ~15%(4)

Cost Income 78% <65%

Ratio AWM — Double IBIT to

EUR ~1.7 bn

Post-tax RoE

operating 12%(3) >15%(4)

businesses(2)

GTB — Double IBIT to

Post-tax RoE 8% >12%(4) EUR ~2.4 bn

Group

(1) Pro-forma (2) Includes Consolidation & Adjustment (C&A) (3) Based ased on domestic statutory tatutory tax rate of 30.8% in 2011

(4) Based on corporate tax rate guidance of 30-35%, Basel 3 (fully loaded) and average active equity (5) Operating businesses after re-segmentation (6) RWAs including equivalent capital deduction items (fully loaded)

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 33

Positioned to capture longer-term opportunities

Now – 2015

Clear actions to position ourselves to win

1. Strengthen our unique global platform and home market position
2. Further leverage integrated performance of our universal banking model
3. Achieve operational excellence
4. Build capital strength organically
5. Place Deutsche Bank at the forefront of cultural change in banking

2015+

Ready and able to capitalize on future optionality

Long-term trends		Future opportunity?
Changed competitive landscape		— A leading European consolidator
Demographic shifts		— A scaled global asset gatherer
Emerging market dynamics		— A dominant local markets player in Emerging Markets

Deutsche Bank
Investor Relations

Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012

financial transparency.

34

Agenda

1	Operating environment
2	Vision
3	Strategy 2015+: Recalibrating the Bank
4	Capital and operational excellence
5	Cultural change
6	Summary

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 35

We acknowledge the need for cultural change

We are proud of the culture we have built Attributes we will emphasize

— Meritocracy

— Execution and results

Performance oriented Long-term orientation and sustainability culture — Crisis mobilization

— Risk culture

— Speed and agility

Entre- — Empowerment of business

preneurial leaders Client focus

spirit — Innovation

— Global culture

— Strongly anchored in home

Cultural market Teamwork and partnership

diversity — Respect for others

— Ability to adapt and change

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 36

We will be at the forefront of our industry’s cultural change

Our commitments Our key actions

— Increase time horizon for bonus payouts to senior

management

We will lead the — Extend equity vesting period from 3 to 5 years industry on — Remove interim payment on deferred bonuses;

Realigning realigning implement ‘cliff vesting’

compensation compensation — Reduce bonus payouts in relation to business performance balance and — Create external independent review panel to examine practices compensation practices

— Adopt industry-leading standards on transparent disclosure of deferred compensation

— Tighten sanctions for behavioral breaches

We will make our — Increase weighting of personal behavior assessment in

Linking our cultural values promotion and pay decisions

values to central to the way

behavior we manage our — Launch critical review of our business practices people — Implement broad participative cultural change program led by Co-Chairmen and GEC

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 37

We have already addressed many compensation issues

Variable comp(1) as % of net revenues has declined

22%

20%

19%

17%

15%

11%

2006 2007 2008 2009 2010 2011

Compensation practices have improved

Stricter governance

Early adoption of regulatory requirements Better alignment to long-term performance Strong behavioral focus Increased transparency

(1) Variable remuneration awarded including deferrals. No adjustments made for pay mix change in 2010 (EUR 742 m). Ratios excluding Postbank: 2010 14%, 2011 12%

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 38

Leading the industry – an independent panel on compensation governance

Panel composition … and objectives

— Independent external panel of senior and — Benchmark our compensation systems highly credible professionals from outside against industry best practice and the financial services industry regulatory requirements and intent

— Industry leaders from Germany, UK, — Formulate core principles and minimum

US and Asia Pacific standards for future compensation

— Leading academic in the field structures and practices

— External compensation consultant — Help define the appropriate level of transparency and disclosure

The panel’s findings will influence 2012 year-end compensation

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 39

Agenda

1	Operating environment
2	Vision
3	Strategy 2015+: Recalibrating the Bank
4	Capital and operational excellence
5	Cultural change
6	Summary

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 40

Introducing our new management team
Members of the Management Board and the Group Executive Committee



Jürgen Fitschen
Co-Chairman of the Management Board and GEC



Anshu Jain
Co-Chairman of the Management Board and GEC



Stefan Krause
Chief Financial Officer (CFO)



Stephan Leithner
CEO Europe (ex DE/UK), HR, Legal & Compliance, Government & Regulatory Affairs



Stuart Lewis
Chief Risk Officer (CRO)



Rainer Neske
Head of Private & Business Clients



Henry Ritchotte
Chief Operating Officer (COO)

Members of the Group Executive Committee



Gunit Chadha
Co-CEO Asia Pacific



Alan Cloete
Co-CEO Asia Pacific



Colin Grassie
CEO UK



David Folkerts-Landau
Head of Research



Michele Faissola
Head of Asset & Wealth Management



Colin Fan
Co-Head of CB&S and Head of Markets

TBD
CEO North America



Christian Ricken
COO of Private & Business Clients



Richard Walker
General Counsel



Robert Rankin
Co-Head of CB&S and Head of Corporate Finance



Werner Steinmüller
Head of Global Transaction Banking

Note: Jürgen Fitschen also Global Head of Regional Management (ex Europe) and CEO Germany

Deutsche Bank
Investor Relations

Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012

financial transparency.

41

Presenters for Wednesday, 12 September


Culture
Costs
Clients
Competencies
Capital

Schedule	Presenter
Morning	— Stefan Krause, CFO
	— Henry Ritchotte, COO
	— Stuart Lewis, CRO
	— Stephan Leithner, CEO Europe (ex DE/UK), HR, Legal & Compliance, Gov. & Reg. Affairs
Afternoon	— Colin Fan / Robert Rankin, CB&S
	— Werner Steinmüller, GTB
	— Michele Faissola, AWM
	— Rainer Neske, PBC

Deutsche Bank
Investor Relations
Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012
financial transparency.
42

Deutsche Bank

Appendix

Reconciliation of key financials shown in presentations

2011

SPLIT OPERATING vs. NON-CORE INDICATIVE

		As reported	Re-segmentation: Non-Core Operations	Re-segmentation: Other[1]	Operating businesses
CB&S	Cost/income ratio	78%	(6)ppt	(1)ppt	71%
	RWA (in EUR bn)	229	(52)	(3)	173
	Memo: RWA equivalent (in EUR bn)[2]	257	(70)	(3)	184
	Pre-tax RoE	13%	+10ppt	+1ppt	24%
	Post-tax RoE[4]	9%	+7ppt	+1ppt	16%
GTB	IBIT (in EUR bn)	1.1	-	(0.2)	1.0
AWM	IBIT (in EUR bn)	0.8	(0.1)	0.2	0.8
PBC	IBIT (in EUR bn)	1.8	0.2	-	2.0
	Cost/income ratio	69%	(1)ppt	-	68%
Group[3]	Cost/income ratio	78%	(6)ppt	-	72%
	Pre-tax RoE	10%	+8ppt	-	18%
	Post-tax RoE[4]	7%[5]	+6ppt	-	13%

Note: Numbers may not add up due to rounding. All RoE numbers in the table are based on average active equity.

(1) Reassignment of management responsibilities for asset-gathering business and changes to the allocation of coverage costs between CB&S and GTB

(2) RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1 deduction amount is scaled at 10%

(3) Operating business of Group also includes Consolidation & Adjustments

(4) Based on domestic statutory tax rate of 30.8%

(5) The post-tax RoE of 7% is calculated as a memo item for the purposes of this slide using the domestic statutory tax rate. 2011 reported post-tax RoE is 8%, based on average shareholders' equity

Deutsche Bank
Investor Relations
Jürgen Fitschen, Anshu Jain
Investor Day, Frankfurt, 11 September 2012
financial transparency.
44

Cautionary statements

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form

20-F of 20 March 2012 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 2Q2012 Financial Data Supplement, which is accompanying this presentation and available at www.db.com/ir.

Deutsche Bank Jürgen Fitschen, Anshu Jain

Investor Relations Investor Day, Frankfurt, 11 September 2012

financial transparency. 45